Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Wall Street EWM Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

[date]

VIA EDGAR TRANSMISSION

Ms. Linda B. Stirling, Esquire
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Wall Street EWM Funds Trust (the “Trust”)
File Nos. 333-173481 and 811-22548

Dear Ms. Stirling:

We are responding to the Staff’s comment letter dated May 13, 2011 with respect to the initial registration statement on Form N-1A filed on behalf of the Trust’s initial series, the Evercore Wealth Management Macro Opportunity Fund (the “Fund”).  We have addressed all of the Staff’s comments relating to the Fund as indicated below.

In addition, in connection with this response letter, the Trust hereby makes the following representations:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trust or the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

1.	Comment: In connection with “Fees and Expenses of the Fund” in the summary section of the prospectus, please confirm supplementally that:
(a) The Fund will not incur acquired fund fees and expenses that exceed 0.01 percent of the Fund’s average net assets;
(b) The fee table includes any expenses associated with short positions; and

(c) The expense limitation provision in the Fund’s investment advisory agreement does not contain any provisions permitting the recapture of previous fee waivers.

Response: With respect to comment 1(a), the Trust responds by revising the “Fees and Expenses of the Fund” table to include a separate line item showing estimated acquired fund fees and expenses of 0.21%.

With respect to comment 1(b): The Trust responds by confirming supplementally that the “Fees and Expenses of the Fund” includes expenses related to the Fund’s investments in short positions.

With respect to comment 1(c), the Trust responds by stating supplementally that the Trust will enter into a separate operating expense limitation agreement with the Adviser that will provide for the recapture of previously waived fees by the Adviser.  The Trust responds further by adding the following statement to the footnote to the “Fees and Expenses of the Fund” table with respect to the recapture of previously waived fees:

“The Adviser has the right to receive reimbursement for fee reductions and/or expense payments made in the prior three fiscal years provided that after giving effect to such reimbursement, the Fund’s total expenses (exclusive of all federal, state and local taxes, interest, dividends and interest on short positions, acquired fund fees and expenses, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items) do not exceed 1.25% of average daily net assets in the year of reimbursement.”

2.	Comment: In the footnote to the fee table, please ensure that the disclosure lists all exclusions to the waiver cap (including, if applicable, acquired fund fees and expenses).

Response: The Trust responds by revising the footnote to read as follows:

“Pursuant to an expense limitation agreement, the investment adviser, Evercore Wealth Management, LLC has agreed to limit the Fund’s total expenses (exclusive of all federal, state and local taxes, interest, dividends and interest on short positions, acquired fund fees and expenses, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items) to 1.25% of average daily net assets through [two years from effective date of investment advisory agreement: __________, 2013].  The expense limitation provision cannot be changed to the detriment of shareholders without the consent of shareholders.  The Adviser has the right to receive reimbursement for fee reductions and/or expense payments made in the prior three fiscal years provided that after giving effect to such reimbursement,  the Fund’s total expenses (exclusive of all federal, state and local taxes, interest, dividends and interest on short positions, acquired fund fees and expenses, brokerage commissions and other costs incurred in connection with the purchase and sale of securities and extraordinary items) do not exceed 1.25% of average daily net assets in the year of reimbursement.”

3.	Comment: Please modify the introductory paragraph to the Fund’s Example to indicate whether (and how long) the fee waiver is taken into account when computing the costs of investing in the Fund.

Response: The Trust responds by adding the following statement to the introductory paragraph to the Fund’s Example:

“The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only in the first two years of the periods shown in the Example.”

4.	Comment: In the first paragraph of the “Summary Section – Principal Investment Strategies,” please:
(a) Explain what is meant by the phrase “absolute returns under prevailing macroeconomic and market conditions;”
(b) Recast into plain English the last sentence which states “The strategy utilizes a fundamental, top-down macroeconomic allocation process and a bottom-up security selection approach;” and
(c) disclose how individual securities are selected for purchase and sale.

Response: With respect to Comment 4(a), the Trust responds by revising the applicable disclosure to read: “To achieve its investment objective, the Fund will invest in a combination of fixed income securities, equity securities, currencies and commodity-linked instruments that the Fund’s portfolio managers believe will result in the highest returns under prevailing economic and market conditions.”

With respect to Comments 4(b) and 4(c), the Trust responds by revising the applicable disclosure to read as follows:

“In selecting investments for the Fund, the portfolio managers use a two-part investment process that incorporates top-down macroeconomic research coupled with bottom-up security selection.  First, the portfolio managers analyze the fiscal and monetary policies of all major countries and economic regions and consider whether or not these policies as currently implemented will promote long-term economic growth and price stability.  A further assessment is made to identify the relative return potential among different countries’ bonds, currencies and equities.

Second, utilizing fundamental and quantitative analysis, securities are then selected that will most benefit from growth promoting policies or that will provide a hedge against risks created by growth inhibiting policy prescriptions.  Additionally, the portfolio managers will manage risk and volatility on an ongoing basis.

The Fund has a flexible mandate to allocate its investments among countries and asset classes with no required fixed proportions.  The portfolio managers expect to actively evaluate investment ideas in the context of dynamic markets and economic conditions.

The portfolio managers will determine to sell an investment when it is no longer suitable for the Fund’s portfolio by applying the same process used for selecting investments, as described above, or when a more attractive investment opportunity becomes available.”

5.	Comment: The prospectus states that the Fund may use derivative contracts to implement elements of its investment strategy.
(a) In the “Summary Section – Principal Investment Strategies,” please disclose the extent to which the advisor expects to invest Fund assets in derivatives.
(b) The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:  The Trust directs the Staff to the Fund’s disclosure on page 4 of the prospectus which states as follows:

“The Fund’s investments in derivative securities, including, but not limited to futures contracts, options, options on futures contracts, swap agreements, warrants, currency-linked derivatives and commodity-linked derivatives may be used as a substitute for making direct investments in the underlying instruments or to reduce exposure to, or “hedge” against market volatilities.  The Fund may use a derivative investment rather than investing directly in an underlying asset class as a low-cost, effective means to gain exposure to the asset class.  ”

The Trust believes that this disclosure appropriately conveys to shareholders that the Fund’s principal investment strategies include the use of derivatives as a means of obtaining exposure to various asset classes.  Additionally, the Trust directs the Staff to the Fund’s disclosures of “Derivatives Risk” on page 5 of the prospectus and “Derivatives Risk” on pages 8-9 of the prospectus.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

6.
Comment: In the “Summary Section – Principal Investment Strategies,” the disclosure lists an extensive number of securities in which the Fund may invest and their related risks.  Please confirm supplementally that all of these securities relate to principal investment strategies and risks of the Fund.

Response: The Trust responds by confirming supplementally that all securities discussed in this section relate to principal strategies of the Fund.

7.	Comment: In the “Summary Section – Principal Investment Strategies,” please disclose:
(a) Whether the Cayman Islands subsidiary is managed pursuant to compliance procedures and policies that are substantially similar to the Fund’s, particularly as to those procedures and policies relating to investment policies and restrictions, leverage, liquidity, brokerage and valuation;
(b) Whether the advisor receives separate compensation from the subsidiary; and
(c) That the subsidiary’s financial statements will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports.

Response: The Trust responds by revising the applicable disclosure in this section to this section to read as follows:

“The Fund may invest in commodity-linked instruments, including commodity-linked swaps, futures, options and options on futures, commodity-linked debt and other investment companies and ETFs that invest in commodity-linked instruments.  The Fund does not invest in physical commodities directly.  The Fund’s investments in commodity-linked derivatives will primarily be made through investments in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the Fund’s investment adviser, Evercore Wealth Management, LLC (“EWM”).  EWM does not receive separate compensation from the Subsidiary.  The Subsidiary may invest without limitation in commodity-linked derivative instruments.  The Fund’s investment in the Subsidiary will not exceed 25% of the value of the Fund’s total assets.  All of the Fund’s investments in the Subsidiary will be subject to the investment policies and restrictions of the Fund, including those related to leverage and liquidity.  In addition, the valuation and brokerage policies will be applied to the Subsidiary.  The subsidiary’s financial statements will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports to shareholders.”

8.	Comment: Please confirm supplementally whether the wholly owned subsidiary of the Fund will:
(a) enter into an advisory contract pursuant to the requirements of 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”);
(b) comply with sections 10 and 16 of the 1940 Act regarding the subsidiary board of directors;
(c) have the same custodian and auditor as the Fund;
(d) consent to service of process on the subsidiary and examinations of subsidiary’s books and records; and
(e) have the subsidiary’s board execute the Fund’s post-effective amendments.

Response: The Trust responds by stating supplementally that:

(a) the Subsidiary will not enter into an advisory contract pursuant to the requirements of 15(a) of the 1940 Act, as the Subsidiary will be exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.
(b) the Subsidiary will not comply with sections 10 and 16 of the 1940 Act regarding the Subsidiary’s board of directors, as the Subsidiary will be exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.  The duties of the Subsidiary’s board of directors will necessarily be limited as the activities of the Subsidiary will be limited.  As indicated in response to comment 7, all of the investments of the Subsidiary will be subject to the investment policies and restrictions of the Fund.  The Trust’s chief compliance officer will prepare reports for the Trust’s Board of Trustees concerning compliance with such policies and restrictions.  Also as indicated in the response to comment 7 the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.  Accordingly the investments and financial statements of the Subsidiary will be subject to the oversight of the Trust’s Board of Trustees.
(c) the Subsidiary will have the same custodian and auditor as the Fund.
(d) the Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records.
(e) The Subsidiary’s board of directors will execute the Fund’s post-effective amendments.

9.	Comment: Please confirm to us supplementally that all of the subsidiary’s expenses are included in the Fund’s fee table.

Response: The Trust responds by confirming supplementally that all of the Subsidiary’s expenses are included in the Fund’s fee table.

10.	Comment: In the “Summary Section – Principal Risks,” please disclose:

(a) That loss of money is a risk of investing in the Fund, see Item 4(b)(1) of Form N-1A;
(b) That this is a new fund whose advisor has no experience in managing investment companies;
(c) Under the subheading “Tax Risk,” the specific investment strategies that may be subject to special tax rules; and
(d) Under the subheading “Non-Diversified Fund Risk,” that a single investment may have a greater impact on the Fund’s return as a result of its non-diversification.

Response: The Trust responds to each comment as follows:

(a) The Trust responds by adding the following statement under the heading entitled “Summary Section – Principal Risks”: “In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.”
(b) The Trust responds supplementally by respectfully declining to add the requested disclosure.  The Fund’s investment adviser has previous experience managing investment companies by virtue of its management of The Wall Street Fund, Inc., an open-end registered investment management company.
(c) The Trust responds by revising the “Tax Risk” disclosure to specify that the Fund’s investment strategies involving derivative securities and commodities may expose the Fund to special tax rules.
(d) Adding the following statement under the sub-heading “Non-Diversified Fund Risk”: “A single investment may have a greater impact on the Fund’s return as a result of its non-diversification.”

11.	Comment: In the “Summary Section – Tax Information,” please disclose that distributions may be taxable upon withdrawal from tax-deferred accounts.

Response: The Trust responds by making the requested revision.

12.
Comment: Under the heading “Management of the Fund,” please disclose each portfolio manager’s role in the portfolio management group, including any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the Fund’s investment portfolio.  See Item 10(a)(2) of Form N-1A.

Response: The Trust responds by adding the following disclosure under the heading “Management of the Fund” in the Prospectus:

“Mr. McDermott is the lead portfolio manager for the Fund and has primary decision-making authority with respect to the Fund’s investment portfolio.  Mr. Pollak and Ms. Moses serve as co-portfolio managers of the Fund, and together with Mr. McDermott, are jointly responsible for the day-to-day management of the Fund’s investment portfolio.”

13.
Comment: In the disclosure pertaining to the “Prior Performance of the Adviser’s Similar Accounts,” please provide a broad based securities market index reflective of the securities the Fund intends to hold as the comparison index for the composite’s performance.  It is the staff’s view that Barclay’s Capital U.S. TIPS Index may be used as a secondary index for this Fund but not as the primary index for performance comparisons.

Response: The Trust responds respectfully by stating supplementally that the Fund’s investment adviser believes that the Barclay’s Capital U.S. TIPS Index is an appropriate broad based market index for the Fund that is widely recognized.  The Trust further notes that other funds with investment strategies and policies similar to those of the Fund also use the Barclay’s Capital U.S. TIPS Index, including the following: Fidelity Strategic Real Return Fund, Legg Mason Strategic Real Return Fund, Loomis Sayles Multi-Asset Real Return Fund and PIMCO All Asset Fund.

STATEMENT OF ADDITIONAL INFORMATION

14.	Comment: Please remove the word “physical” from the Fund’s fundamental investment restriction regarding commodities.

Response: The Trust responds by revising the applicable fundamental investment restriction to read as follows:

“Purchase or sell commodities, except to the extent permitted by the Investment Company Act.”

15.
Comment: Under the heading “Management of the Fund,” please disclose why the Board of Trustees determined that its leadership structure is appropriate given the specific circumstances and characteristics of the Fund.  See Item 17(b)(1) of Form N-1A.

In addition, please confirm supplementally that the Fund pays Mr. Robert P. Morse compensation for his duties even though he is an interested trustee.

Response: The Trust responds by adding the following statement to the disclosure under this heading:

“The Trust has determined that its leadership structure is appropriate because a similar structure as been in place for over 10 years with The Wall Street Fund, Inc., an investment company having the trustees/directors, officers and investment adviser as the Trust.  The Trust believes that the Wall Street Fund, Inc.’s experience with that leadership structure indicates that it provides for adequate oversight of the Fund’s operations.”

The Trust responds further by confirming supplementally that the Fund will pay Mr. Robert P. Morse compensation for his duties even though he is an interested trustee.

16.	Comment: Under the heading “Portfolio Holdings Information,” please disclose:
(a) the individuals or categories of individuals who may authorize disclosure of the Fund’s portfolio securities holdings; and
(b) the procedures used to ensure that disclosure of that information is in the best interests of Fund shareholders, including procedures used to address conflicts between the interests of Fund shareholders and those of affiliated persons of the Fund.

See Item 16(f)(v) and (vi) of Form N-1A.

Response: The Trust responds by adding the following disclosures to this section:

(a) “It is the policy of the Trust that information about the Fund’s portfolio security holdings or trading is confidential and may not be disseminated to anyone other than as described in this SAI.  In all cases any such dissemination must have the prior written approval of the Trust’s Chief Compliance Officer or other designated officers of the Trust.”

(b) “In the event of a conflict between the interests of the Fund and the interests of the Advisor, or an affiliated person of the Advisor, the Chief Compliance Officer of the Advisor, in consultation with the Trust’s Chief Compliance Officer, shall make a determination in the best interests of the Fund, and shall report such determination to the Board of Trustees at the end of the quarter in which such determination was made.”

17.
Comment: Under the heading “Investment Advisory and Other Services,” the disclosure contains a table of all parent companies of the advisor.  Please clarify the relationships between the entities, the basis of control for each parent of the advisor, and the relationship of each entity with EWM, the Fund’s advisor.  See Item 19(a)(1) of Form N-1A.

Response: The Trust responds by applicable disclosure in this section with the following:

“EWM was founded in September 2008 and is majority owned by Evercore Partners Services East LLC, a subsidiary of Evercore Partners Inc., (“Evercore”).  Evercore is a publicly-traded financial services firm (NYSE:EVR), which provides advisory services to multinational corporations on mergers, acquisitions, divestitures, restructurings, and other strategic corporate transactions.  Evercore also provides asset management services to complement their advisory services.”

18.	Comment: Under the heading “Investment Advisory and Other Services – Portfolio Managers,” please disclose:
(a) Whether any of the other accounts managed by the portfolio managers pay an advisory fee based on the performance of their account, see Item 20(a)(3) of Form N-1A;
(b) All material conflicts of interest that may arise in connection with the portfolio managers’ management of the Fund’s investments, see Item 20(a)(4) of Form N-1A; and
(c) With specificity the criteria on which the portfolio manager’s fixed salary is based, see Item 20(b) of Form N-1A.

Response:

(a) The Trust responds by adding the following disclosure to this section of the SAI, immediately following the table showing other accounts managed by the Fund’s portfolio managers:

“None of the accounts included in the table above have advisory fees which are based on the performance of the account”;

(b) The Trust responds by adding the following disclosure to this section:

“Material Conflict of Interest. The portfolio managers provide discretionary investment advisory services to individuals and institutional clients, as well as to the Fund.  Where conflicts of interest arise between the Fund and other accounts managed by the Portfolio Managers, the Portfolio Managers will proceed in a manner that ensures that the Fund will not be treated materially less favorably.  There may be instances where similar portfolio transactions may be executed for the same security for numerous accounts managed by the Portfolio Managers.  In such instances, securities will be allocated in accordance with the Adviser’s trade allocation policy.

The Adviser permits its employees, including the portfolio managers to engage, on a limited basis, in personal securities transactions.  To avoid any potential conflicts of interest involving personal trades, the Adviser has adopted a Code of Ethics (“Code”), which the portfolio managers are subject to and which includes formal policies and procedures to address insider trading, information barriers, and personal security transactions.  The Code requires, among other things, that its employees place client interests ahead of their own, and that they engage in personal investing that is in full compliance with the Code, avoid taking advantage of their position, and maintain full compliance with applicable federal securities laws.

The Code also requires employees to pre-clear certain personal securities transactions, report personal securities transactions on at least a quarterly basis, and provide the Adviser with a detailed summary of holdings (both initially upon commencement of employment and annually thereafter) over which the employee has a direct or indirect beneficial interest.

Employees may not buy or sell securities on the same day that they are being traded for clients or the Fund. Furthermore, employees may not buy, sell, or recommend securities (or derivatives thereof) of an issuer for any proprietary, customer, employee, or other account, including the Fund while in possession of material, non-public information regarding the issuer.  In addition, personal investments must generally be held for a minimum of thirty days.”

(c) The Trust responds by adding the following disclosure to this section:

“The Portfolio Managers compensation is made up of a base salary, augmented by a discretionary bonus which is based on the achievement of investment and non-investment related goals.”

GENERAL

19.	Comment: We may have additional comments on disclosures made in response to this letter, informational supplied supplementally, or exhibits added in any pre-effective amendments.

Response: The Trust will respond to any additional comments provided by the staff.

20.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Trust has not submitted, and does not intend to submit, any exemptive applications or no-action requests in connection with its registration statement.

21.
Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act.  Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Response: This response letter has been submitted with a pre-effective amendment to the Trust’s registration statement filed pursuant to Rule 472 of the Securities Act.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-5384.

Very truly yours,

Rachel A. Spearo, Esq.
For U.S. Bancorp Fund Services, LLC (Administrator to the Trust)

cc:           Richard Teigen, Esq., Foley & Lardner LLP